--------
 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h)
                     of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of Reporting Person*  |2. Date of Event Requiring |4. Issuer Name and Ticker or Trading Symbol                |
|                                          |   Statement               |                                                           |
|    Jean        Eric        Salata        |   (Month/Day/Year)        |                                                           |
|------------------------------------------|                           |   Vsource, Inc. (VSRC)                                    |
|     (First)    (Middle)      (Last)      |                           |-----------------------------------------------------------|
|    One International Finance Center,     |     October 25, 2002      |5. Relationship of Reporting     | 6. If Amendment, Date   |
|------------------------------------------|---------------------------|   Person(s) to Issuer           |    of Original          |
|    35th Floor One Harbor View Street     |3. I.R.S. Identification   |   (Check all Applicable)        |    (Month/Day/Year)     |
|------------------------------------------|   Number of Reporting     |                                 |                         |
|                 (Street)                 |   Person, if an entity    |[X] Director   [ ] 10% Owner     |                         |
|                                          |   (voluntary)             |                                 |                         |
|                                          |                           |[ ] Other      [ ] Officer       |                         |
|                                          |                           |    (specify       (give title   |-------------------------|
|                                          |                           |    below)         below)        | 7. Individual or Joint/ |
|                                          |                           |                                 |    Group Filing (Check  |
|    Hong Kong SAR                         |                           |    ---------------------------- |    Applicable Line)     |
|--------------------------------------------------------------------------------------------------------|                         |
|        (City)      (State)      (Zip)                                                                  |    [X] Form filed by    |
|                                                                                                        |        One Reporting    |
|                                                                                                        |        Person           |
|                                                                                                        |    [ ] Form filed by    |
|                                                                                                        |        More than One    |
|                                                                                                        |        Reporting Person |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                    TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                       |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                    |    2. Amount of Securities   |     3. Ownership Form:    |    4. Nature of Indirect     |
|   (Instr. 4)                           |       Beneficially Owned     |        Direct (D) or      |       Beneficial             |
|                                        |       (Instr. 4)             |        Indirect (I)       |       Ownership (Instr. 5)   |
|                                        |                              |        (Instr. 5)         |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|Common Stock                            |          3,083,188           |             I             |       (1)                    |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
-----------------------------------------------------------------------------------------------------------------------------------

*   If the form is filed by more than one reporting person, see instruction
    5(b)(v).

    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative Security |2. Date             |3. Title and Amount of    |4. Conver-  | 5. Owner-   |6. Nature of Indirect|
|    (Instr. 4)                   |   Exercisable and  |   Securities Underlying  |   sion or  |    ship     |   Beneficial Owner- |
|                                 |   Expiration Date  |   Derivative Securities  |   Exercise |    Form of  |   ship (Instr. 5)   |
|                                 |   (Month/Day/Year) |   (Instr 4.)             |   Price of |    Deriva-  |                     |
|                                 |                    |                          |   Deriva-  |    tive     |                     |
|                                 |                    |                          |   tive     |    Security:|                     |
|                                 |                    |                          |   Security |    Direct   |                     |
|                                 |--------------------|--------------------------|            |    (D) or   |                     |
|                                 |  Date    | Expira- |              | Amount or |            |    Indirect |                     |
|                                 |  Exercis-| tion    |    Title     | Number of |            |    (I)      |                     |
|                                 |  able    | Date    |              |  Shares   |            |    (Instr 5)|                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|  Series 4-A Convertible         |          |         |              |           |            |             |                     |
|  Preferred Stock (2)            |   (2)    |   (2)   | Common Stock |101,880,000|        (2) |      I      | (1)                 |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
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                                                                                      /s/ Jean Eric Salata          November 4, 2002
                                                                                --------------------------------    ----------------
                                                                                ** Signature of Reporting Person          Date

Explanation of Responses:
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| See Attached Notes                                                           |
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|                                                                              |
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|                                                                              |
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|                                                                              |
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**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                                                                                           Page 2

                                TABLE OF CONTENTS

Item 1:  Jean Eric Salata
Item 2:  Vsource, Inc. (VSRC)
Item 4:  October 25, 2002


                                 ATTACHED PAGES

Item 1:  Jean Eric Salata
Item 2:  Vsource, Inc. (VSRC)
Item 4:  October 25, 2002
--------------------------------------------------------------------------------

Notes:

(1) BAPEF Investments XII, Ltd., a British Virgin Islands company ("BAPEF XII") is the direct owner of the reported securities. BAPEF XII serves as an investment vehicle for a private equity fund composed the following limited partnerships: (i) Baring Asia Private Equity Fund LP1 ("LP1"), a Delaware limited partnership, (ii) Baring Asia Private Equity Fund LP2 ("LP2"), a Guernsey limited partnership, (iii) Baring Asia Private Equity Fund LP3 ("LP3"), a Guernsey limited partnership, (iv) Baring Asia Private Equity Fund LP4 ("LP4"), a Guernsey limited partnership, and (v) Baring Asia Private Equity Co-Investment LP, a Guernsey limited partnership ("Co-Investment" and together with LP1, LP2, LP3 and LP4, the "Investors.") BAPEF Advisers LP, a Guernsey limited partnership ("BAPEF Advisers") is the sole general partner of each of the Investors. Baring Asia (GP) Limited, a Guernsey company ("Baring Asia") is the sole general partner of BAPEF Advisers.

     Mr. Jean E. Salata (the "Reporting Person") may benefit from a carried interest in BAPEF Advisers in connection with his services to the private equity fund. The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) SERIES 4-A PREFERRED STOCK. On October 25, 2002 (the "Closing Date"), in connection with and as a precondition to a sale of new shares of Series 4-A Convertible Preferred Stock (the "Series 4-A Preferred Stock") of Vsource, Inc. ("Vsource") to Quilvest Asian Equity Ltd., a British Virgin Islands company, and Capital International Asia CDPQ Inc., a company established under the laws of the Province of Quebec, Canada, BAPEF XII exchanged all of Vsource's Series 3-A Convertible Preferred Stock ("Series 3-A Preferred Stock"), described below, held by BAPEF XII for shares of new Series 4-A Preferred Stock pursuant to a convertible securities exchange agreement dated as of October 23, 2002. Pursuant to this exchange agreement, BAPEF XII received an aggregate of 5,094 shares of Series 4-A Preferred Stock with an original issue price of $2,000 per share. Each share of Series 4-A Preferred Stock is convertible into that number of shares of Vsource's common stock ("Common Stock") equal to the original issue price divided by $0.10 per share. Assuming conversion as of the Closing Date, the 5,094 shares of Series 4-A Preferred Stock held by BAPEF XII would be convertible into 101,880,000 shares of Common Stock.

     The exchange of the Series 3-A Preferred Stock for the shares of Series 4-A Preferred Stock was immediately preceded by BAPEF XII's receipt of 57,797 shares of Series 3-A Preferred Stock pursuant to the conversion or exchange, as applicable, for all of the following securities then held by BAPEF XII: (a) a Series B Warrant to purchase 10,250,000 shares of Common Stock, (b) a Series B-1 Warrant to purchase 10,736,785 shares of Common Stock, (c) a Series A convertible promissory note dated June 25, 2001 with $1,140,016.51 of principal and accrued interest (as of October 23, 2002) and (d) a Series B-1 exchangeable promissory note dated January 31, 2002 with $2,327,840.73 of principal and accrued interest (as of October 23, 2002).

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